December 3, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	New Energy Technologies, Inc. Registration Statement on Form S-1 Filed August 22, 2014 File No. 333-1986306

Dear Ms. Long,

We serve as counsel to New Energy Technologies, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, please find the following response to the comment letter dated November 25, 2014. For ease of reference we have reproduced the comments below in bold, followed by our response.

Risk Factors, page 10

We may require additional financing to expand, accelerate or sustain our current level of …page 10

Comment:

1. You state here that “cash on hand should be sufficient to enable us to continue operations into our fiscal year ending August 31, 2015.” Since you are currently in the fiscal year ending August 31, 2015, please revise here and in MD&A to clearly state how long cash on hand will be sufficient to fund operations.

Response:

We have revised the statement as requested.

Security Ownership of Certain Beneficial Owners and Management, page 45

Comment:

2. You state here and under “The Selling Stockholder,” on page 51, that KCC beneficially owns 24,052,201 shares out of 24,310,518 shares currently outstanding, which is 98.94% of the shares currently outstanding. However, you represent this as representing ownership of 62.3% of your common stock. You also state on page 51 that if all shares registered in this prospectus are sold, KCC will beneficially own 46.8% of your common stock, rather than the 74.26% of your stock that KCC’s remaining18,052,201 shares represents. Please revise throughout.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

1

Sierchio & Company, LLP

Response:

As stated in the footnotes to the beneficial ownership table and the table under “The Selling Stockholder,” KCC’s beneficial ownership has been calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, which states:

“A person shall be deemed to be the beneficial owner of a security, subject to the provisions of paragraph (b) of this rule, if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) (§ 240.13d-3(a)) within sixty days, including but not limited to any right to acquire: (A) Through the exercise of any option, warrant or right; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (D) pursuant to the automatic termination of a trust, discretionary account or similar arrangement... Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.” See 17 CFR 240.13d-3(d)(1)(i)

Accordingly, the shares issuable to KCC upon exercise of outstanding warrants and conversion of the Convertible Note have been added to the current number of shares outstanding when calculating KCC’s beneficial ownership percentage. To mitigate any potential confusion by the reader we have revised the footnotes to the respective tables to include a more detailed explanation as to how the beneficial ownership percentage has been calculated.

Exhibit 5.1

Comment:

3. On page 2 you state that your opinions are based on the assumptions that “any securities that consist of shares of capital stock will have been authorized and reserved for issuance, in each case within the limits of the then authorized but unissued and unreserved amounts of such capital stock; [and] the resolutions authorizing the company to issue, offer and sell the Securities will have been adopted by the Company’s Board … and will be in full force and effect at all times at which the Securities are offered or sold by the Company.” Please note that these assumptions are inappropriate. Refer to Staff Legal Bulletin 19.II.B.3.a, and please revise.

Revise:

We have revised our opinion accordingly.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Elishama Rudolph

Elishama Rudolph

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com